

MDS Reports Fiscal 2004 Financial Results

Toronto, Canada – December 15, 2004.   MDS Inc. (TSX: MDS; NYSE: MDZ), the global health and life sciences company, today reported its fourth quarter and full year results.

Fourth Quarter Year-over-Year Financial Highlights:

- Achieved a 6% increase in revenues after the impact of foreign currency, to $445 from $419 million.
- Operating income from continuing operations before MDS Proteomics and other items declined from $68 to $56 million.
- Basic earnings per share of $0.06 compared to ($0.03), and earnings from continuing operations before MDS Proteomics and other items of $0.31, compared to $0.33.
- Completed the Applied Biosytems/MDS Sciex transaction.
- Repurchased 942,100 shares at an average price of $19.47 through the Company's normal course issuer bid.

Operating income for the quarter was negatively impacted by the declining value of the US dollar, weakness in the bioanalytical unit of MDS Pharma Services, lower analytical instrument sales and the costs of implementing change. The continual depreciation of the US dollar has had a significant and negative affect on our 2004 results, despite gains realized on our hedges. For the quarter, the declining US dollar reduced revenues and operating income by $11 million and $7 million, respectively.

Fiscal 2004 Year-over-Year Financial Highlights:

- Increased revenues to $1,764 million, up 6% after the impact of foreign currency.
- Operating income from continuing operations before MDS Proteomics and other items of $258 million, down 7%.
- Basic earnings per share of $0.36 compared to $0.34, and earnings from continuing operations before MDS Proteomics and other items of $1.14, down from $1.21.
- Renewed normal course issuer bid and increased annual dividend by 30% to $0.13 ($0.0325 quarterly) per Common share.

"Fiscal 2004 was a year of significant change and transition at MDS as we continue to reposition the Company for the long term. Our focus on organizational change initiatives has enabled us to achieve a number of objectives; however, the continuing impact of foreign exchange, shortfalls in a pharmaceutical research services business unit and the costs of implementing change initiatives, served to offset record revenues in our otherwise strong businesses and will be a continuing challenge for us in 2005." said John Rogers, President and CEO, MDS Inc.

Operating Highlights

Life Sciences segment revenues increased 10% to $303 million up from $275 million in the prior year's quarter. The weakness of the US dollar relative to the Canadian dollar continued to have a negative impact on our results in this segment. Operating income in the quarter prior to restructuring and other charges was $37 million compared to $51 million in the prior year.

- Isotopes revenues increased 29% to $97 million, principally driven by cobalt sales.
- Pharmaceutical research services revenues grew 10% over the prior year from $132 million, to $145 million (16% on a US dollar reporting basis). Backlog grew 30% to $300 million, up from $230 million in the fourth quarter of 2003.
- Analytical instruments revenues declined 10% over the fourth quarter last year, following record shipments in the third quarter of 2004. For the full year, sales to end-users were up 16% in US dollar terms. During the quarter, the Company completed its purchase of a 50% interest in the Applied Biosystems MALDI Time-of-Flight (TOF) business.

Health segment revenues were essentially level with 2003 at $142 million. Operating income prior to restructuring and other charges grew 12% to $19 million, up from $17 million in the fourth quarter of last year.

- Canadian laboratories revenues declined 2% to $96 million, as the BC fee reductions came into effect. During the fourth quarter, the Company sold its interest in Memphis Pathology Laboratories for proceeds of $26 million Canadian and discontinued its management contract with Duke University Health Systems. The remaining US laboratory operation has been classified with discontinued operations in expectation of a full exit from the US laboratory business.
- Distribution revenues were up slightly to $46 million.

Corporate

The Company recorded $35 million in non-cash charges in the quarter related to reductions in the carrying value of deferred development costs and of certain equity holdings. These charges are reflected in a reduction in operating income of $25 million in the Life Sciences segment and $10 million in the Health segment. In addition, the Company recorded a further $10 million in restructuring charges relating to change initiatives and senior management reductions.

Since the last quarter, the Company announced two significant management changes. Effective October 31, 2004, Wilf Lewitt retired from his role as Executive Chairman. Mr. Lewitt served in this role since 1996 and will continue as a member of the Board of Directors until the March 10, 2005 Annual General Meeting. In addition, effective November 1, 2004, Gilbert Godin was appointed President, MDS Pharma Services.

The Company also announced the appointment, by the Board of Directors, of John Mayberry as its first Non-Executive Chairman.

The Board of Directors declared a quarterly cash dividend of $0.0325 per Common share, to all shareholders of record as of December 17, 2004. The dividend is payable on January 5, 2005. During the quarter the Company repurchased 942,100 million Common shares for cancellation at an average price of $19.47 for a total cost of $18 million.

Outlook

" Fiscal 2005 will be an important year as we move towards completion of our organizational and performance initiatives. While we are anticipating revenue growth across our businesses, foreign currency exchange will continue to have a material negative impact on our operating results through 2005." said John Rogers. "More than ever we need to focus on execution as we reposition the company. We must continue to deliver on the commitments outlined in our action plans to enable us to realize the benefits of these important initiatives in the long term." he added.

MDS will be holding a conference call today at 11:00 am. This call will be webcast live at, http://www.mdsintl.com, and will also be available in archived format at http://www.mdsintl.com/news_present.asp after the call.

MDS Inc. has more than 10,000 highly skilled people in 25 countries. We provide a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven health and life sciences company, recognized for our reliability and collaborative relationships as we help create better outcomes in the treatment of disease. Find out more at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further MDS information contact:

Investor Relations:
Sharon Mathers
Vice-President, Investor Relations
416-675-6777 x 2695
smathers@mdsintl.com

Media Relations:
Mike Nethercott
Vice-President, Corporate Marketing and Communications
416-675-6777 x 4656
mnethercott@mdsintl.com

This section of the quarterly report contains management's analysis of the financial performance of the Company and its financial position. It should be read in conjunction with the consolidated financial statements. Readers are cautioned that management's discussion and analysis ("MD&A") contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2003 for additional details regarding risks affecting the businesses.

In our MD&A and elsewhere we refer to measures such as backlog and unusual items that are not defined by generally accepted accounting principles ("GAAP"). Our use of these terms may not be consistent with the way these terms are used by others. Where possible, in particular for earnings measures, we provide tables or other information that assists readers in reconciling between such non-GAAP measures and standard GAAP measures. While these measures are not defined by or required by GAAP, we provide this information to readers to help them better understand the significant events, transactions, and trends that affect our businesses.

Unless otherwise noted, all financial references in this document exclude the discontinued US laboratories and generic radiopharmaceutical operations of the Company, and therefore reflect our continuing operations. The results for prior periods have been restated to conform to this presentation.

Overview

On September 24, 2004, we announced the sale of our interest in Memphis Pathology Laboratories Partnership, continuing the implementation of our plan to exit the US laboratories market. In addition, effective October 31, 2004, we terminated our management contract for the Duke University Health System laboratory network. Our remaining operations in the US laboratory market consist of a 50% interest in a South Florida laboratory partnership, the services agreement for which expires on December 31, 2004. We are currently in discussions with our partner in Florida and expect to reach an agreement to terminate our involvement with these sites by the end of the second quarter of 2005. As a result, we now classify all US laboratory operations as discontinued. In the discussion that follows, this business, along with our European generic radiopharmaceutical manufacturing business, have been treated as discontinued operations. Figures for the prior year have been restated to reflect this change.

(Tabular amounts are in millions of Canadian dollars, except where noted.)

Summary Consolidated Results				Fourth Quarter				Full Year	
		2004		2003	**Change**		**2004**		2003	Change
Net revenues	$	**445**	$	419	**6%**	$	**1,764**	$	1,665	6%
Operating Income	$	**14**	$	32	**(56%)**	$	**150**	$	191	(21%)
Basic earnings (loss) per share ("EPS")	$	**0.06**	$	(0.03)	**n/m**	$	**0.36**	$	0.34	6%

n/m = not meaningful

Revenues for the fourth quarter increased 6% compared to 2003. Our isotopes business led growth overall this quarter, rising 29% as a result of strong cobalt sales, which more than doubled compared to last year.

Our 2004 results have been affected negatively and to a significant extent by the continuing depreciation in the value of the US dollar. Compared to 2003, the average US dollar exchange rate declined from C$1.44 to C$1.32. The effective rate that we realized on US dollar denominated revenues declined by just 7¢ because of the shelter provided by our hedging program. While this was less of a decline than was seen in the currency markets, the drop in our effective rate, taking hedging into account, nevertheless reduced our revenues by approximately $50 million and our operating income by $26 million for the year. On the same basis, fourth quarter revenues decreased by $11 million and fourth quarter operating income decreased by $7 million. The earnings per share impact of this depreciation was $0.12 for the year and $0.03 for the quarter.

Before the impact of MDS Proteomics and other items detailed below, operating income declined 18% to $56 million for the quarter. This decline for the quarter reflects the impact of the depreciated US dollar, reduced results from analytical instruments and bioanalytical services, and increased investment in change initiatives.

During the fourth quarter, we recorded non-cash charges to effect the following:

- A $15 million reduction in the carrying value of certain deferred development costs.
- A $10 million reduction in the carrying value of our equity investment in Iconix, Inc.
- A $10 million reduction in the value of our equity investment in Evolved Digital Systems Inc., bringing the value of this investment to its current market value.

For segment reporting, the first two charges above are recorded in the Life Sciences segment and the third charge is recorded in the Health segment. In addition, we recorded $10 million of restructuring charges related to ongoing change initiatives and senior management reductions.

Details of items affecting operating income and earnings per share are provided in the following tables.

	Fourth Quarter		Full Year	
	2004	2003	**2004**	2003
Operating income from continuing operations before MDS Proteomics and other items	$ **56**	$ 68	$ **258**	$ 278
MDS Proteomics - Operations	**-**	(6)	**(26)**	(33)
- Write-down of goodwill and other assets	**-**	(2)	**(63)**	(2)
- Gain resulting from reorganization	**-**	-	**8**	-
Operating income from continuing operations, before other items	**56**	60	**177**	243
Investment and intangible asset write-down	**(35)**	-	**(35)**	(75)
Restructuring	**(7)**	(28)	**(13)**	(28)
Investment tax credits from MDS Proteomics	**-**	-	**3**	-
Patent settlement	**-**	-	**14**	39
Gain on sale of businesses and investments	**-**	-	**4**	12
Operating income from continuing operations	$ **14**	$ 32	$ **150**	$ 191

	Fourth Quarter		Full Year	
	2004	2003	**2004**	2003
EPS from continuing operations before MDS Proteomics and other items	$ **0.31**	$ 0.33	$ **1.14**	$ 1.21
MDS Proteomics	**-**	(0.06)	**(0.55)**	(0.24)
EPS from continuing operations before other items	**0.31**	0.27	**0.59**	0.97
Investment and intangible asset write-down	**(0.22)**	-	**(0.22)**	(0.51)
Restructuring	**(0.04)**	(0.13)	**(0.06)**	(0.13)
Recognition of MDS Proteomics tax assets	**-**		**0.08**	
Patent settlement	**-**	-	**0.06**	0.18
Gain on sale of businesses and investments	**-**	0.01	**0.03**	0.07
EPS from continuing operations	**0.05**	0.15	**0.48**	0.58
Discontinued operations	**0.01**	(0.18)	**(0.12)**	(0.24)
Basic EPS	$ **0.06**	$ (0.03)	$ **0.36**	$ 0.34

Segment Results

Fourth Quarter			**2004**				2003
	Revenues	**Operating Income**	**Operating Margin**	Revenues		Operating Income (Loss)	Operating Margin
Life Sciences	$ **303**	$ **7**	**2%**	$ 275	$	32	12%
Health	**142**	**7**	**5%**	143		8	6%
	445	**14**	**3%**	418		40	10%
Proteomics	**-**	**-**		1		(8)	n/m
	$ **445**	$ **14**	**3%**	$ 419	$	32	8%

n/m = not meaningful

Full Year			**2004**			**2003**
	Revenues	**Operating Income (Loss)**	**Operating Margin**	Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	$ **1,166**	$ **168**	**14%**	$ 1,083	$ 192	18%
Health	**598**	**63**	**11%**	581	32	6%
	1,764	**231**	**13%**	1,664	224	13%
Proteomics	**-**	**(81)**	**n/m**	1	(33)	n/m
	$ **1,764**	$ **150**	**9%**	$ 1,665	$ 191	11%

Life Sciences

Review of operations – Revenues from Life Sciences businesses for the quarter were:

Fourth Quarter		**2004**		**2003**	**Change**
Early-stage research	$	**94**	$	91	**3%**
Late-stage research		**51**		41	**24%**
Pharmaceutical research services		**145**		132	**10%**
Gamma sterilization		**30**		14	**114%**
Nuclear medicine		**56**		52	**8%**
Therapy systems		**11**		9	**22%**
Isotopes		**97**		75	**29%**
Analytical instruments		**61**		68	**(10%)**
	$	**303**	$	275	**10%**

As expected, strong cobalt sales continued in the fourth quarter. We were able to process and ship product that we received in the quarter and as a result, cobalt revenues were up 114%. We expect to maintain similar annual revenue levels from this business in 2005. Our other isotope businesses also performed well.

Revenues in pharmaceutical research services climbed 10%, driven by strong results in our central laboratory business within late-stage. Division revenues are up 16% on a US dollar reporting basis. This growth is evidence of a number of recent contract wins, on which study work has begun. Early-stage revenues grew modestly in the quarter, driven by growth in early clinical work and drug safety assessment. Bioanalytical revenues stabilized in the quarter.

Growth in backlog for pharmaceutical research services continued in the quarter and we believe that sales momentum remains healthy. Backlog at year-end has increased 30% compared to the same period last year, with the majority of this growth coming from late-stage contracts. As the majority of our revenues in this division originate in the United States, we track our backlog in US dollars.

Average Backlog	[millions of US dollars]
Fiscal 2003 – Quarter 1	$ 200
Quarter 2	220
Quarter 3	240
Quarter 4	230
Fiscal 2004 – Quarter 1	240
Quarter 2	265
Quarter 3	285
Quarter 4	300

Measurement of backlog is not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded.

Revenue growth in instrumentation moderated as expected this quarter, following a particularly strong third quarter. For all of fiscal 2004, reported revenues from analytical instruments were up 4%, while sales to end-users were up 16% in US dollar terms reflecting continued strong unit sales. Revenue from analytical instruments in the current quarter were down 10% compared to 2003, reflecting the very strong third quarter that we experienced this year.

On October 22, 2004, we completed the acquisition of the MALDI Time-of-Flight business, merging this business with the existing Applied Biosystems/MDS Sciex joint venture in life science mass spectrometry. Under the terms of the agreement, MDS acquired a 50% interest in this business and certain related assets for US$40 million, US$8 million of which was paid on closing and the balance by way of a five-year promissory note. This new business is expected to increase MDS Sciex revenues by approximately $20 million in fiscal 2005. The contribution of this business to our fourth quarter results was not significant.

In our report for the third quarter, we announced that we had received an untitled letter from the US Food and Drug Administration ("FDA") containing observations related to certain procedures performed for a 2001 bioanalytical study at our Montreal facility. During the fourth quarter, the FDA continued its evaluation of our facility and procedures, and we provided the agency with additional information regarding steps taken to address their issues. We are continuing to work with the FDA to meet their current and future expectations as well as address any concerns they have brought to our attention. We have kept our clients apprised of the situation and indications are that they are satisfied with our ability to perform their work.

We believe that the substantial resources applied to answer the questions raised by the FDA and to taking corrective actions, along with the uncertainty associated with the FDA review had an impact on our bioanalytical revenues. Bioanalytical revenues for the fourth quarter were down significantly over last year but up slightly compared to the third quarter this year. Operating income from this business stabilized as a result; however, the margin from bioanalytical services remains significantly below that of 2003.

Segment operating income for the quarter was $37 million compared to $51 million last year, prior to restructuring and other charges. Slower instrumentation sales, continued challenges in bioanalytical testing, and the decline in the value of the US dollar, were the principal factors contributing to the reduction.

In the fourth quarter, we recorded $11 million of gains from our foreign currency hedge portfolio compared to $10 million for 2003. On a full year basis, we recorded total gains of $44 million in 2004 compared to $28 million last year. All income from hedges is reflected in the Life Sciences segment.

Capital expenditures – Purchases of capital assets in Life Sciences amounted to $32 million for the quarter this year and last.

Segment outlook – We are entering 2005 facing some difficult headwinds. Our Life Sciences businesses are strongly dependent on sales into the US market that are priced in US dollars. The continued decline in the US dollar poses significant challenges for us. For fiscal 2004, our hedging program provided us with a considerable degree of shelter from the impact of the decline. This year, our hedge program covered approximately 71% of our net US dollar revenue exposure at an average exchange rate of $1.49. Based on our current revenue expectations for 2005, we have forward contracts in place to cover approximately 42% of our net US dollar revenue exposure at an average rate of $1.45. At October 31, 2004, the market value of our hedge portfolio was $41 million.

Overall, we expect limited growth in reported revenues in fiscal 2005 from our Life Sciences businesses as they absorb the impact of the continued weakness in the US dollar. Operating income will also be impacted as hedge gains will be reduced and the falling US dollar will reduce the reported value of our unhedged revenues.

Health

Review of operations – Revenues from Health businesses in the quarter were:

Fourth Quarter		2004		2003	Change
Diagnostics	$	96	$	98	(2%)
Distribution		46		45	2%
	$	142	$	143	(1%)

Revenues from our Canadian diagnostics business were down slightly compared to the same quarter last year, as the anticipated 20% fee reduction in the province of British Columbia (BC) took effect on July 1, 2004. Volume increases in the province and mitigation steps taken throughout the year have offset some of the impact of the fee cut on operating income. Operating income before restructuring costs and other charges rose 12% to $19 million, compared to $17 million for the fourth quarter of 2003.

Revenues from our distribution business were up slightly compared to the same period last year.

Capital expenditures – Our Health businesses purchased $4 million of capital assets during the fourth quarter of 2004, compared to $6 million in the same period in 2003. These purchases of capital assets in 2004 were offset by the sale of $5 million of assets associated with our US laboratory operations.

Segment outlook – Our Health segment performed well in 2004 reflecting the steps we took to realign our BC operations in anticipation of fee cuts. Margins in this segment reached the highest level seen in a number of years. While we are continuing our efforts to strengthen our operating results in this segment, the margins obtained this year will not be sustained. Our mitigation efforts in BC have offset only a portion of the fee cut; however, we believe that the steps taken to date to improve operating efficiencies will result in sustainable, though lower, margins in fiscal 2005. We also expect a new fee agreement in Ontario to replace the current agreement, which expires on March 31, 2005.

Corporate

The tax rate applicable to our core business was 35% compared to 38% reported in the same quarter last year. These taxes were partially offset by the benefit from tax losses we report resulting from the reorganization of Hemosol earlier this year, which reduced our reported tax rate to 18%. For the year, we realized $6 million of cash tax savings, slightly less than one-third of the cost to effect this transaction.

As we reported in our third quarter, during the course of a corporate tax audit, the Canada Revenue Agency (the CRA) questioned the deductibility of certain expenses paid by one of our partnerships (in which we are a 50% partner) to the non-resident parent corporation of the other 50% partner. Subsequent to the end of the fourth quarter, we received a reassessment based on the position put forward by the CRA. Our share of the disallowed expenses amounts to $40 million and the disallowance proposed in the reassessment would result in a tax liability estimated at $18 million. We continue to believe strongly in the merits of our position and that our tax reserves relating to this exposure are adequate.

Investment in change

Investment continued in the fourth quarter on the implementation of a common business system, improvements to our information technology infrastructure, and the adoption of a shared services approach to the provision of support services. The first conversion to the new system occurred on November 1, 2004 for our Corporate offices and the new Enterprise Services group.

In the fourth quarter of 2004, we invested $18 million in these initiatives of which, $11 million was expensed. The combined investment this year is $66 million, of which, $45 million has been expensed.

Selling, general, and administrative expenses remain at elevated levels as a result of our on-going investment in change. We expect these levels to be similar in fiscal 2005.

We continue to implement our Sarbanes-Oxley compliance plan, targeting completion of this work prior to the end of fiscal 2005. We expect to incur incremental costs next year as a result of this activity.

Discontinued operations

Combined revenues for the discontinued US laboratory and generic radiopharmaceutical operations for the quarter were $16 million compared to $35 million last year. These operations generated an operating loss of $7 million, which was offset by a gain of $9 million resulting from the sale of our US laboratory partnership in Memphis and collection of contingent proceeds from our earlier sale of the New York and Georgia operations. No further contingent proceeds are expected. This quarter last year, these businesses generated a combined net loss of $17 million, after recording a $22 million provision for shutting down the generic radiopharmaceutical business.

Liquidity and capital resources

Our net cash position at October 31, 2004 was $296 million, compared to $270 million at July 31, 2004. Operating working capital was in the upper end of its typical range at $124 million, a decrease of $12 million from July.

By their nature, our businesses do not require significant investments in working capital and we are ordinarily able to maintain our operating working capital at levels similar to those seen this year.

Cash flow from operations for the quarter remained strong at $58 million, bringing the total operating cash flow for the year to $179 million. Valuation charges of $35 million booked in the quarter account for the largest portion of operating charges that did not affect cash flow. Depreciation and amortization was $21 million for the quarter, up from $19 million last year due to an increase in the amortization of deferred charges.

Operating cash flow has been affected by the declining currency, although again, the gains on our forward contracts offset some of this impact. We treat these forward contracts as hedges for accounting purposes and therefore all hedge gains are realized in cash at the time they are reported.

During the quarter, we spent $31 million on capital assets, and under our Normal Course Issuer Bid, we repurchased 942,100 Common shares for cancellation at an average price of $19.47 and a total cost of $18 million. The sale of our Memphis operations and collection of contingent consideration from earlier sales brought in cash of $27 million.

In addition to our cash balance, we have undrawn Corporate credit facilities totaling $225 million. We have adequate capital resources available to implement our current business plans.

Outlook

While some of our businesses performed well this year, pharmaceutical research services produced a disappointing year. Although the results in our bioanalytical business stabilized in the fourth quarter, it is too early to say if this business unit is fully back on track. The attention of the new MDS Pharma Services management team is directed at improving the operating performance of this business and achieving their 2005 plan.

We expect fiscal 2005 to be a year of continuing change for MDS. Our significant investment in business platforms and infrastructure has reached an important stage, and the cost associated with the conversion of accounting systems and the continuing restructuring of our support services will have an impact on next year's results. We expect a higher level of capital expenditures in 2005 as we enter critical phases of these initiatives.

So too, the dropping US dollar is having an impact on both reported revenue growth and on operating margins. Subsequent to our year-end, the US dollar continued to weaken, approaching $1.17 at one point compared to $1.22 at October 31, 2004 and $1.32 as the average for fiscal 2004. Every 1¢ decrease in the exchange represents an estimated $2.5 million of operating income for the year in our Life Sciences segment.

We are changing MDS to compete in a global economy. Our business growth continues as MDS Sciex sold more equipment this year than at any time in the past. We are focused on continuing product innovation in this business, including our new MALDI-TOF technology. Our isotopes business has overcome capacity challenges, bringing on line additional cobalt supply to meet continued strong customer demand, and as a result reported record levels of shipments in 2004.   While we will continue to manage supply carefully in 2005, we expect to maintain these revenue levels for this business.

We continue to grapple with the delays affecting our MAPLE project. Discussions with Atomic Energy of Canada Limited and the Government of Canada continued during the fourth quarter. We remain committed to achieving a resolution that addresses the commissioning schedule, the regulatory approvals that we require, and one that results in a satisfactory resolution to the financial dispute. In the meantime, we expect to continue to supply our medical isotope customers through our existing arrangements.

Our diagnostics business has faced fee reductions in BC and implemented a number of actions to reduce costs and to deal with this changed environment. Nevertheless, the unexpected reversal of the fee cut for a portion of the current year contributed $0.04 to earnings per share that will not be repeated in 2005. Meanwhile, negotiations have begun in Ontario toward a new fee agreement to begin on April 1, 2005. Although we are at the early stages, we expect these negotiations will result in a fair agreement and one that addresses some of the systemic funding issues contained in the current agreement.

Overall, we expect many of these issues to have a negative impact on operating income and earnings per share next year compared to 2004. Offsetting this, to some extent, we expect improved performance from pharmaceutical research services. In addition, we will enjoy the benefits of a reduced effective tax rate for the full year in 2005. We remain committed to our savings targets from our change initiatives, having identified and acted upon programs to generate $20 million of savings in 2004. Although these savings were offset by our investment in change, they will be sustainable in future years after this investment is completed.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

[millions of Canadian dollars]		2004		As at October 31 2003
ASSETS				
Current				
Cash and cash equivalents	$	**296**	$	263
Accounts receivable		**318**		274
Inventories		**182**		199
Income taxes recoverable		**16**		9
Current portion of future tax assets		**14**		-
Prepaid expenses		**24**		30
		850		775
Capital assets		**805**		776
Future tax assets		**123**		23
Long-term investments and other *[note 5]*		**148**		173
Goodwill *[note 3]*		**665**		774
Other intangible assets *[note 3]*		**66**		44
Total assets	$	**2,657**	$	2,565
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Bank indebtedness	$	**-**	$	3
Accounts payable and accrued liabilities		**335**		355
Deferred revenue		**41**		35
Income taxes payable		**49**		14
Current portion of unrealized benefit of future tax asset		**13**		-
Current portion of long-term debt		**6**		9
		444		416
Long-term debt *[note 2]*		**488**		533
Deferred revenue		**25**		34
Unrealized benefit of future tax asset		**87**		-
Other long-term obligations		**34**		23
Future tax liabilities		**60**		70
Minority interest		**22**		63
	$	**1,160**	$	1,139
Shareholders' equity				
Share capital		**833**		816
Retained earnings		**600**		572
Currency translation adjustment		**64**		38
		1,497		1,426
Total liabilities and shareholders' equity	$	**2,657**	$	2,565

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME
[Restated for Discontinued Operations – see note 7]

[millions of Canadian dollars, except per share amounts]	Three months to October 31		Year ended October 31	
	2004	2003	**2004**	2003
Net revenues	$ **445**	$ 419	$ **1,764**	$ 1,665
Cost of revenues	**(281)**	(252)	**(1,110)**	(996)
Selling, general and administration	**(82)**	(77)	**(310)**	(306)
Research and development	**(8)**	(10)	**(37)**	(47)
Depreciation and amortization	**(18)**	(18)	**(71)**	(74)
Restructuring charges [note 4]	**(7)**	(28)	**(13)**	(28)
Other income (expense)-net [note 5]	**(35)**	(2)	**(74)**	(26)
Equity earnings	**-**	-	**1**	3
Operating income	**14**	32	**150**	191
Interest expense	**(4)**	(8)	**(24)**	(28)
Dividend and interest income	**1**	3	**8**	9
Income from continuing operations before income taxes and minority interest	**11**	27	**134**	172
Income taxes	**(2)**	(4)	**(62)**	(82)
Minority interest	**(2)**	(1)	**(4)**	(7)
Income from continuing operations	**7**	22	**68**	83
Income (loss) from discontinued operations – net of tax [note 6]	**2**	(26)	**(17)**	(35)
Net income (loss)	$ **9**	$ (4)	$ **51**	$ 48
Earnings (loss) per share [note 7]				
Basic	$ **0.06**	$ (0.03)	$ **0.36**	$ 0.34
Diluted	$ **0.06**	$ (0.03)	$ **0.36**	$ 0.34

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

[millions of Canadian dollars]	Three months to October 31		Year ended October 31	
	2004	2003	**2004**	2003
Retained earnings, beginning of period	$ **607**	$ 583	$ **572**	$ 543
Net income (loss)	**9**	(4)	**51**	48
Repurchase of shares	**(11)**	-	**(11)**	(5)
Dividends – cash	**(4)**	(4)	**(9)**	(10)
– stock	**(1)**	(3)	**(3)**	(4)
Retained earnings, end of period	$ **600**	$ 572	$ **600**	$ 572

CONSOLIDATED STATEMENTS OF CASH FLOWS

[millions of Canadian dollars]	Three months to October 31 2004		2003	Year ended October 31 2004		2003
Operating activities						
Net income (loss)	$	9	$ (4)	$	51	$ 48
Items not affecting current cash flow *[note 9]*		28	45		135	194
		37	41		186	242
Changes in non-cash working capital balances						
relating to operations *[note 9]*		21	38		(7)	(2)
		58	79		179	240
Investing activities						
Acquisitions		(10)	-		(12)	(8)
Acquisition of tax assets		-	-		(19)	-
Effect of deconsolidating MDS Proteomics		-	-		(18)	-
Purchase of capital assets		(31)	(37)		(112)	(121)
Purchase of technology license		-	-		(5)	-
Proceeds on sale of discontinued operations		27	-		35	-
Proceeds on sale of businesses and investments		-	-		4	31
Other		8	2		(1)	(48)
		((6)	(35)		(128)	(146)
Financing activities						
Issuance of long-term debt		-	-		-	563
Repayment of long-term debt		(1)	-		(4)	(541)
Increase (decrease) in deferred income and						
other long-term obligations		(8)	1		14	(7)
Payment of cash dividends		(3)	(5)		(9)	(10)
Issuance of shares		8	6		18	8
Repurchase of shares and options		(17)	(2)		(17)	(7)
Distribution to minority interest		(2)	(1)		(11)	(11)
		(23)	(1)		(9)	(5)
Effect of foreign exchange rate changes on cash						
and cash equivalents		(3)	(3)		(6)	(13)
Increase in cash position during the period		26	40		36	76
Cash position, beginning of period		270	220		260	184
Cash position, end of period	$	296	$ 260	$	296	$ 260

Cash position comprises cash and cash equivalents less bank indebtedness.

See accompanying notes.

[All tabular amounts in millions of Canadian dollars, except where noted]

1. Accounting Policies

These consolidated financial statements of MDS Inc. ("MDS" or the "Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2003, with the exception that the statements for the prior period have been restated to reflect the treatment of certain operations as discounted operations [note 6]. These financial statements should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These interim financial statements do not include all of the disclosures contained in the annual financial statements.

2. Acquisition

On October 22, 2004, the Company acquired a 50 percent interest in the business and intellectual property assets of the Applied Biosystems MALDI Time-of-Flight mass spectrometry systems. The purchase included a 100 percent interest in certain MALDI TOF product-related manufacturing and research and development assets and had a combined purchase price of US$40 million. This acquisition has been accounted for using the purchase method. The purchase price has been allocated to the assets acquired based on management's best estimate of fair values. Goodwill of $15 million was recorded on this transaction.

The purchase price allocation of the assets acquired and consideration given is summarized below:

Assets acquired		
Inventory	$	7
Intangible assets and software		27
Goodwill		15
Total	$	49
Consideration given:		
Cash payment	$	10
Note payable		39
Total	$	49

The note payable bears interest at an annual rate of 4 percent and is payable in equal installments over 4 years, beginning on the second anniversary of the closing date. Concurrently, MDS and Applied Biosystems have each contributed the MALDI TOF and related intellectual property to Applied Biosystems/MDS Sciex Instruments, a 50/50 partnership of Applied Biosystems and the MDS Sciex division.

[All tabular amounts in millions of Canadian dollars, except where noted]

3. Goodwill and Other Intangible Assets

(a) Goodwill:

Balance - November 1, 2003:	$	774
Acquired during the year *[note 2]*		17
Disposed during the year:		
MDS Proteomics reorganization		(117)
US Laboratories *[note 6]*		(10)
Foreign exchange and other		1
Balance - October 31, 2004	$	665

In accordance with CICA Handbook section 3062 "Goodwill and other Intangible Assets", the Company has assessed the carrying value of goodwill for possible impairment, and has determined that no such impairment existed as at October 31, 2004.

(b) Intangible Assets:

Balance - November 1, 2003:	$	44
Acquired during the year (including capitalized development costs)		36
Amortization during the year		(2)
Write-down during the year *[note 5]*		(15)
Foreign exchange and other		3
Balance - October 31, 2004	$	66

Acquired intangible assets consist of:

In-process research and development	$	3
Acquired technology		13
Maintenance contracts and customer relationships		10
Licenses		10
Total	$	36

These assets will be amortized on a straight-line basis, over 2 to 7 years, depending on the useful life of the asset.

4. Restructuring Charges

During the quarter, the Company recorded a provision of $9 million due to retirement and severance related activities. This provision is a continuation of the Company's implementation of certain change initiatives affecting support services, senior management reductions, and other initiatives taking place in

[All tabular amounts in millions of Canadian dollars, except where noted]

the business units, including system implementations, recorded in the fourth quarter of 2003, and subsequently in the second quarter of 2004. The following is a summary of the provisions as of October 31, 2004:

	Restructuring Charge (workforce reductions)	Cumulative Drawdown		Provision Balance at October 31, 2004
		Cash	Non-Cash	
Restructuring charge at				
October 31, 2003	**$ 17**	**$ (13)**	**$ (3)**	**1**
April 30, 2004	**6**	**(4)**	**-**	**2**
October 31, 2004	**10**	**-**	**-**	**10**
	$ 33	**$ (17)**	**$ (3)**	**13**

The remaining balance will be utilized in fiscal 2005.

5. Other Income (Expense) - Net

	Three months to October 31		Year ended October 31	
	2004	2003	**2004**	2003
Write-down of long-term investments	**$ (20)**	$ (2)	**$ (22)**	$ (77)
Write-down of intangible assets	**(15)**	-	**(15)**	-
Write-down of equipment	**-**	-	**(10)**	-
Gain on patent litigation	**-**	-	**14**	39
Gain on reorganization of MDS Proteomics	**-**	-	**8**	-
Gain on sale of businesses and investments	**-**	-	**4**	12
Write-down of goodwill	**-**	-	**(53)**	-
Other income (expense) – net	**$ (35)**	$ (2)	**$ (74)**	$ (26)

During the quarter, MDS has recorded a provision of $20 million to reduce the carrying value of Evolved Digital Systems Inc. and Iconix, Inc. to an estimate of their net realizable value. During the quarter, the Company determined that the value of certain intangible assets were impaired. As a result, these intangible assets were reduced to their net realizable value.

6. Discontinued Operations

During the quarter, the Company sold its interest in Memphis Pathology Laboratory partnership for proceeds of $26 million and realized a gain on the sale of $9 million. As a result of this disposal, all US laboratory operations are now classified as discontinued. The results of the Company's discontinued operations were as follows:

	Three months to October 31		Year ended October 31	
	2004	2003	**2004**	2003
Revenues	$ **16**	$ 35	$ **98**	$ 148
Income (loss) from discontinued operations – net of tax	$ **2**	$ (26)	$ **(17)**	$ (35)

The $2 million income from discontinued operations realized during the quarter included $7 million of operating losses incurred by the Company's generic radiopharmaceutical manufacturing facility in Belgium and by the US laboratory business. This operating loss was offset by a $9 million gain related to the sale of Memphis Pathology Laboratory partnership, which includes $2 million received from the $10 million contingent consideration resulting from the sale of its laboratory operations in New York and Georgia. No further contingent consideration is expected.

The Company has paid $9 million of severance costs, relating primarily to severance at the Belgium facility, which were charged to the $14 million provision recorded in the fourth quarter of 2003. The closure of this business is proceeding, and the Company expects to complete its exit in the first half of 2005.

The earnings per share impact of discontinued businesses is as follows:

	Three months to October 31		Year ended October 31	
	2004	2003	**2004**	2003
Earnings per share, continuing operations	$ **0.05**	$ 0.16	$ **0.48**	$ 0.59
Earnings (loss) per share, discontinued operations	**0.01**	(0.19)	**(0.12)**	(0.25)
	$ **0.06**	$ (0.03)	$ **0.36**	$ 0.34

7. Earnings per Share

a) Dilution

	Three months to October 31		Year ended October 31	
[number of shares in millions]	**2004**	2003	**2004**	2003
Net income (loss) available to Common shareholders	$ **9**	$ (4)	$ **51**	$ 48
Weighted average number of Common shares outstanding – basic	**142**	141	**142**	141
Impact of stock options assumed exercised	**1**	1	**1**	1
Weighted average number of Common shares outstanding – diluted	**143**	142	**143**	142

[All tabular amounts in millions of Canadian dollars, except where noted]

b) Pro Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. The Company used the Black-Scholes option valuation model to estimate the fair value of options granted in prior years.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

		Three months to October 31		Year ended October 31	
		2004	2003	**2004**	2003
Pro forma net income (loss) available to Common shareholders		**$ 7**	$ (5)	**$ 43**	$ 40
Pro forma earnings (loss) per share	- basic	**$ 0.05**	$ (0.04)	**$ 0.30**	$ 0.28
	- diluted	**$ 0.05**	$ (0.04)	**$ 0.30**	$ 0.28

During the quarter, the Company granted 11,000 options (2003 – 57,000) at an average exercise price of $19.68 (2003 - $19.62). These options have a Black Scholes value of $6.86 per share (2003 - $7.57), based on the following assumptions:

	2004	2003
Risk-free interest rate	**4.3 %**	5.5 %
Expected dividend yield	**1.0 %**	1.0 %
Expected volatility	**0.342**	0.354
Expected time to exercise (years)	**5.25**	5.25

8. Post Employment Obligations

The Company sponsors various post-employment benefit plans including defined benefit pension plans, retirement compensation arrangement, defined contribution plans and plans that provide extended health care coverage to employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. Post employment benefit expense for the year-to-date was $7 million (2003 - $2 million).

[All tabular amounts in millions of Canadian dollars, except where noted]

9. Supplementary Cash Flow Information

Non-cash items affecting net income comprise:

	Three months to October 31		Year ended October 31	
	2004	2003	**2004**	2003
Depreciation and amortization	**$ 21**	$ 19	**$ 76**	$ 78
Minority interest	**2**	1	**4**	7
Deferred income	**(5)**	-	**(17)**	
Future income taxes	**(18)**	9	**(29)**	32
Equity earnings (loss) - net of distribution	**(1)**	2	**1**	-
Write-down of goodwill	**-**	-	**63**	-
Write-down of investments	**20**	2	**22**	77
Write-down of intangible assets	**15**	-	**15**	-
Write-down of capital assets	**-**	11	**10**	11
Gain on sale of businesses and investments	**(10)**	-	**(4)**	(12)
Net gain on reorganization of MDS Proteomics	**-**	-	**(8)**	-
Other	**4**	1	**2**	1
	$ 28	$ 45	**$ 135**	$ 194

Depreciation and amortization includes $2 million and $5 million reported in discontinued operations for the three months and the year ended October 31, 2004 (2003 - $1 million and $4 million) respectively.

Changes in non-cash working capital balances relating to operations include:

	Three months to October 31		Year ended October 31	
	2004	2003	**2004**	2003
Accounts receivable	**$ 18**	$ 21	**$ (50)**	$ 50
Inventories	**1**	(13)	**23**	(49)
Accounts payable and deferred income	**(4)**	49	**(15)**	11
Income taxes	**-**	(14)	**26**	8
Foreign exchange and other	**6**	(5)	**9**	(22)
	$ 21	$ 38	**$ (7)**	$ (2)

[All tabular amounts in millions of Canadian dollars, except where noted]

10. Segmented Information

As of July 29, 2004, the Company no longer consolidates MDS Proteomics. Therefore, the results of the Proteomics operations are only provided for comparative purposes.

Three months to October 31 2004	Life Sciences	Health	Proteomics	Total
Net revenues	$ 303	$ 142	$ -	$ 445
Operating income before restructuring and other items	37	19	-	56
Restructuring activities *[note 4]*	(5)	(2)	-	(7)
Other items *[note 5]*	(25)	(10)	-	(35)
Revenues by products and services:				
Medical isotopes				97
Analytical equipment				61
Pharmaceutical research services				145
Clinical laboratory services				96
Distribution and other				46
Proteomics				
Capital expenditures – net	32	(1)	-	31
Depreciation and amortization	15	2	-	17

Three months to October 31 2003	Life Sciences	Health	Proteomics	Total
Net revenues	$ 275	$ 143	$ 1	$ 419
Operating income (loss) before restructuring and other items	51	17	(6)	62
Restructuring activities *[note 4]*	(19)	(9)	-	(28)
Other items *[note 5]*	-	-	(2)	(2)
Revenues by products and services:				
Medical isotopes				75
Analytical equipment				68
Pharmaceutical research services				132
Clinical laboratory services				98
Distribution and other				45
Proteomics				1
Capital expenditures – net	32	6	(1)	37
Depreciation and amortization	12	3	3	18

[All tabular amounts in millions of Canadian dollars, except where noted]

				Year ended October 31 2004
	Life Sciences	**Health**	**Proteomics**	**Total**
Net revenues	**$ 1,166**	**$ 598**	**$ -**	**$ 1,764**
Operating income (loss) before restructuring and other items	**183**	**78**	**(24)**	**237**
Restructuring activities *[note 4]*	**(7)**	**(6)**	**-**	**(13)**
Other items *[note 5]*	**(8)**	**(9)**	**(57)**	**(74)**
Revenues by products and services:				
Medical isotopes				**348**
Analytical equipment				**282**
Pharmaceutical research services				**536**
Clinical laboratory services				**407**
Distribution and other				**191**
Proteomics				
Capital expenditures – net[1]	**108**	**4**	**-**	**112**
Depreciation and amortization	**53**	**10**	**7**	**70**

				Year ended October 31 2003
	Life Sciences	Health	Proteomics	Total
Net revenues	$ 1,083	$ 581	$ 1	$ 1,665
Operating income (loss) before restructuring and other items	206	70	(31)	245
Restructuring activities *[note 4]*	(19)	(9)	-	(28)
Other items *[note 5]*	5	(29)	(2)	(26)
Revenues by products and services:				
Medical isotopes				309
Analytical equipment				270
Pharmaceutical research services				504
Clinical laboratory services				397
Distribution and other				184
Proteomics				-
Capital expenditures – net	101	19	1	121
Depreciation and amortization	50	13	11	74

11. Financial Instruments

As of October 31, 2004, the Company had outstanding foreign exchange contracts and options in place to sell up to US$179 million at a weighted average rate of C$1.45 maturing over the next 12 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate.

Foreign exchange and interest rate swap contracts are treated as hedges for accounting purposes. The carrying amounts and fair values for derivative financial instruments are as follows:

					Three months to October 31		
	2004				2003		
	Carrying Amount		**Fair Value**		Carrying Amount		Fair Value
Net asset (liability) position:							
Currency forward and option contracts	$	**(1)**	$	41	$	-	$ 56
Interest rate swap and option contracts	$	**-**	$	3	$	-	$ (4)

12.   Comparative Figures

Certain figures for the previous year have been reclassified to conform with the current year's financial statement presentation. In addition, segmented information for 2003 has been restated to reflect the discontinued operations reported.